Exhibit 99.1

Farmmi Receives NASDAQ Minimum Bid Requirement Extension

LISHUI, April 24. 2020 –Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI), an agriculture products supplier in China, today announced that in response to recent unprecedented turmoil in U.S. and world financial markets, The Nasdaq Stock Market LLC ("NASDAQ") has determined to toll the compliance periods for bid price and market value of publicly held shares (“MVPHS”) requirements (collectively, the “Price-based Requirements”) through June 30, 2020.

NASDAQ noted it believes that the tolling of the compliance periods will allow companies to focus on running their businesses, rather than satisfying market-based requirements that are largely beyond their control in the current environment.

Accordingly, since the Company had 107 calendar days remaining in its bid price compliance period at the time of the decision on April 16, 2020, it will, upon reinstatement of the Price-based Requirements, still have 107 calendar days from July 1, 2020, or until October 15, 2020, to regain compliance. To regain compliance with NASDAQ’s minimum bid price requirement the closing bid price per share of the Company's ordinary shares need be at least $1.00 for a minimum of 10 consecutive business days during the suspension or during the compliance period.

In the event the Company does not regain compliance with the minimum bid price requirement by October 15, 2020, the Company may be eligible for an additional 180 calendar day grace period.

About Farmmi, Inc.

Headquartered in Lishui, Zhejiang, Farmmi, Inc. (NASDAQ: FAMI), is a leading agricultural products supplier, processor and retailer of Shiitake mushrooms, Mu Er mushrooms, other edible fungi, and many other sought-after agricultural products. The Company’s Farmmi Liangpin Market serves as a global trading platform for Chinese geographical indication agricultural products and is one of the largest platforms for consumers to access locally sourced agricultural products. For further information about the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations:

Global IR Partners
David Pasquale

New York Office Phone: +1-914-337-8801
FAMI@Globalirpartners.com